                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                           SILICON VALLEY GROUP, INC.
                           --------------------------
                                (Name of Issuer)



                          Common Stock, $.01 Par Value
                         ------------------------------
                         (Title of Class of Securities)



                                  827066-10-1
                                 --------------
                                 (CUSIP Number)


                              Eric Georgatos, Esq.
                          Gray Cary Ware & Freidenrich
                            401 B Street, Suite 1700
                          San Diego, California 92101
                                 (619) 699-2783
                                 --------------

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 30, 1994
                               ------------------
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                  [ ]

Check the following box if a fee is being paid with this statement.

                                  [x]
                                                              Index of schedules
                                                               located on Page 5

CUSIP NO. 827066-10-1


         1.      NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                SEMATECH, INC.
                              IRS No. 77-0164704

         2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (See Instructions)
                                                                    (a)     [ ]

                                                                    (b)     [x]

         3.      SEC USE ONLY

         4.      SOURCE OF FUNDS (See Instructions)
                                                                    WC

         5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [ ]

         6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                                            DELAWARE

                 Number of Shares           7.      SOLE VOTING POWER
                 Beneficially Owned                          1,750,000
                 by Each Reporting
                 Person With                8.      SHARED VOTING POWER
                                                             -0-

                                            9.      SOLE DISPOSITIVE POWER
                                                             1,750,000

                                            10.     SHARED DISPOSITIVE POWER
                                                             -0-

         11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            1,750,000

         12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                            [ ]

         13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            8.5%

         14.     TYPE OF REPORTING PERSON

                                            CO

Item 1.  Security and Issuer.

         This Schedule 13D relates to the purchase by SEMATECH, INC., a Delaware not-for-profit corporation ("SEMATECH") of a warrant to purchase 1,750,000 shares of the Common Stock of Silicon Valley Group, Inc., a Delaware corporation ("SVG"). The principal executive offices of SVG are located at 2240 Ringwood Avenue, San Jose, California 95110.

Item 2.  Identity and Background.

         This statement is being filed on behalf of SEMATECH, which maintains its principal business address at 2706 Montopolis Drive, in Austin, Texas 78741-6499. SEMATECH is a not-for-profit membership corporation organized to conduct research and development in advanced semiconductor manufacturing technology (including related processes, materials, equipment, computer software and systems), to test and demonstrate the developed technology, to develop techniques for adapting the manufacturing processes to flexible manufacturing systems for the production of diverse semiconductor products, and to transfer the resulting technology to its members for their use. No single
member of SEMATECH controls SEMATECH.   The United States Government is not a
member of SEMATECH, but provided financial assistance to SEMATECH.

         The citizenship, business address, and principal occupation of each of the executive officers and directors of SEMATECH are set forth on Schedule A attached hereto and incorporated herein by reference.

         During the last five years, neither SEMATECH nor, to the knowledge of SEMATECH, any of the persons listed on Schedule A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither SEMATECH nor, to the knowledge of SEMATECH, any of the persons listed on Schedule A, have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On September 30, 1994, SEMATECH purchased for $8.024 million in cash a warrant to acquire 1,750,000 shares of the Common Stock of SVG at an exercise price of $13.625 per share (the "Transaction").

Item 4.  Purpose of the Transaction.

         The purpose of the Transaction is to provide funds which SVG, through its majority-owned subsidiary, SVG Lithography Systems, Inc. ("SVGL"), will use to purchase certain capital equipment and acquire critical engineering and manufacturing personnel resources to accelerate an increase in SVGL's capacity and capability to manufacture, and to continue the research and development of, Micrascan optical exposure tools.

         In addition to the Transaction, SEMATECH concurrently entered into a Development Agreement with SVG with respect to certain semiconductor manufacturing technology. Pursuant to the Development Agreement, SEMATECH is entitled to certain cash refunds and technology licensing rights upon certain events involving a change of control of SVG or its technology to a third party or third parties not substantially owned and controlled by U.S. citizens.

         Except as described above, SEMATECH has not formulated any plans or proposals which relate to or would result in any of the items described in paragraphs (a) through (j) of this item.

Item 5.  Interest in Securities of SVG.

         (a) As of September 30, 1994, SEMATECH had the right to acquire 1,750,000 shares of the Common Stock of SVG pursuant to the exercise of a four year fully exercisable warrant. Such shares, if acquired, would constitute approximately 8.5% of the issued and outstanding shares of the Common Stock of SVG, based upon the most recently available filing by SVG with the Securities and Exchange Commission.

         (b) SEMATECH has not exercised, and has no immediate plans to exercise, the warrant, and therefore presently has no power to vote any shares of SVG. If and when exercised, SEMATECH, acting through its Board of Directors, will have sole power to direct the vote and to dispose or to direct the disposition of the shares of Common Stock acquired upon exercise.

         (c) No transactions in the Common Stock of SVG were effected by the Reporting Person within the 60 days prior to the date of the transaction, September 30, 1994.

         (d) If the warrant were exercised currently, no person other than SEMATECH would have the right to receive or the power to direct the receipt of dividends from the shares of Common Stock thereby acquired, or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

         (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of SVG.

         None.

Item 7.  Material to be Filed as Exhibits.

         Section 7.5 of the Development Agreement referenced in Item 4 is attached as Exhibit A to this Schedule 13D.



                                   SIGNATURE

                 After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



Dated:   October 10, 1994                 SEMATECH, INC.


                                          By:     /s/ Robert E. Falstad
                                                  -----------------------------

                                          Name:   Robert E. Falstad
                                                  -----------------------------
                                          Title:  General Counsel and Secretary
                                                  -----------------------------

                               INDEX OF SCHEDULES



                  Schedule                          Page
                  --------                          ----

                     A                                6


                  Exhibit                           Page
                  -------                           ----

                     A                                8

                                   SCHEDULE A
                             TO SCHEDULE 13D FILED
                                       BY
                                 SEMATECH, INC.

The following table sets forth certain information concerning each of the directors and executive officers of SEMATECH, Inc. as of the date hereof (to the knowledge of SEMATECH, citizenship information set forth below is correct; however, final verification of citizenship status may result in minor modification to be reflected in an amendment to this Schedule 13D):


                 OFFICERS:                                                       DIRECTORS
Name:                    William J. Spencer                     Name:                    Robert E. Galvin
Citizenship:             U.S.                                   Citizenship:             U.S.
Business Address:        SEMATECH, Inc.                         Business Address:        MOTOROLA, Inc.
                         President                                                       Chairman of the Exec. Comm.
                         & Chief Executive Officer                                       1303 East Algonquin Road
                         2706 Montopolis Drive                                           Schaumburg, IL  60196
                         Austin, Texas 78741                    Principal Occupation:    Electronics Industry Executive
Principal Occupation:    Electronics Industry Executive
                                                                Name:                    C. Mark Melliar-Smith
Name:                    James B. Owens                         Citizenship:             U.S.
Citizenship:             U.S.                                   Business Address:        AT&T BELL LABORATORIES
Business Address:        SEMATECH, Inc.                                                  Chief Scientist
                         Executive Vice President                                        9999 Hamilton Blvd.
                         & Chief Operating Officer                                       Room 1A271
                         2706 Montopolis Drive                                           Breinigsville, PA  18031
                         Austin, Texas 78741                    Principal Occupation:    Electronics Industry Executive
Principal Occupation:    Electronics Industry Executive
                                                                Name:                    Gene Conner
Name:                    Sam Harrell                            Citizenship:             U.S.
Citizenship:             U.S.                                   Business Address:        ADVANCED MICRO DEVICES
Business Address:        SEMATECH, Inc.                                                  Senior Vice President
                         Senior Vice President                                           One AMD Place M/S 136
                         & Chief Strategy Officer                                        P.O. Box 3453
                         2706 Montopolis Drive                                           Sunnyvale, CA 94088-3453
                         Austin, Texas 78741                    Principal Occupation:    Electronics Industry Executive
Principal Occupation:    Electronics Industry Executive
                                                                Name:                    Robert E. Caldwell
Name:                    M. Franklin Squires                    Citizenship:             U.S.
Citizenship:             U.S.                                   Business Address:        DIGITAL EQUIPMENT CORP.
Business Address:        SEMATECH, Inc.                                                  Vice President, Semiconductor
                         Senior Vice President                                           Operations
                         & Chief Administrative Officer                                  75 Reed Road
                         2706 Montopolis Drive                                           MS HL02-2/M12
                         Austin, Texas 78741                                             Hudson, MA 01749
Principal Occupation:    Electronics Industry Executive         Principal Occupation:    Electronics Industry Executive

Name:                    Robert E. Falstad                      Name:                    George E. Bodway
Citizenship:             U.S. Business                          Citizenship:             U.S.
Address:                 SEMATECH, Inc.                         Business Address:        HEWLETT-PACKARD CO.
                         General Counsel                                                 Corporate Planning Manager 3000
                         & Secretary                                                     Hanover Street MS 20BT Palo Alto,
                         2706 Montopolis Drive                                           CA  94304
                         Austin, Texas 78741                    Principal Occupation:    Electronics Industry Executive
Principal Occupation:    Corporate Attorney

                            Schedule A to Schedule 13D Filed by SEMATECH, Inc. -
                                                                          Page 2

Name:                    O.B. Bilous                        Name:                    Allen Ross
Citizenship:             U.S.                               Citizenship:             U.S.
Business Address:        IBM CORPORATION                    Business Address:        ROCKWELL INT'L. CORP.
                         General Manager, Manuf. &                                   President and General Manager
                         Process Development Ops.                                    Telecommunications
                         1580 Route 52                                               4311 Jamboree Road
                         Building 504, Zip 92X                                       Newport Beach, CA  92660
Principal Occupation:    Electronics Industry Executive     Principal Occupation:    Electronics Industry Executive

Name:                    Craig Barrett                      Name:                    Thomas J. Engibous
Citizenship:             U.S.                               Citizenship:             U.S.
Business Address:        INTEL CORPORATION                  Business Address:        TEXAS INSTRUMENTS, INC.
                         Chief Operating Officer                                     Executive Vice President &
                         500 W. Chandler Blvd.                                       President, Semiconductor Grp.
                         MS CH5-201                                                  P.O. Box 655303 M/S 8341
                         Chandler, AZ 85226                                          Dallas, Texas 75265
Principal Occupation:    Electronics Industry Executive     Principal Occupation:    Electronics Industry Executive

Name:                    Thomas D. George
Citizenship:             U.S.
Business Address:        MOTOROLA, INC.
                         Semiconductor Products Sector
                         P.O. Box 52073 MS 56-202
                         Phoenix, AZ 85072-2073
Principal Occupation:    Electronics Industry Executive

Name:                    H. Gene Patterson
Citizenship:             U.S.
Business Address:        AT&T GLOBAL INFORMATION SOLUTIONS
                         Vice President
                         Microelectronic Products Div.
                         P.O. Box 52073 MS 56-202
                         Phoenix, AZ 85072-2073
Principal Occupation:    Electronics Industry Executive

Name:                    George M. Scalise
Citizenship:             U.S.
Business Address:        NATIONAL SEMI-CONDUCTOR CORP.
                         Sr. Vice President and CAO
                         3875 Kifer Road MS 16-150
                         Santa Clara, CA 95051
Principal Occupation:    Electronics Industry Executive

                                   EXHIBIT A
                             TO SCHEDULE 13 D FILED
                                       BY
                                 SEMATECH, INC.

Section 7.5 of the Development Agreement referenced in Item 4 of this Schedule 13D:

                 7.5      DIVESTITURE OF SVG OR SVGL OR LICENSING OF SSP
TECHNOLOGY.

Notwithstanding anything in this Agreement to the contrary, including but not limited to the provisions of Section 6, 7.3, 7.4 and 14, (1) if a third party which is not controlled by and substantially owned by U.S. citizens agrees to acquire or acquires, directly or indirectly, and with or without SVG's agreement or acquiescence, ownership of greater than fifty percent (50%) of the outstanding stock or other voting rights of SVG or of SVGL or of any business entity of SVG of which SVGL remains a part, or ownership of substantially all for the assets or business of SVG or of SVGL or of any business entity of SVG of which SVGL remains a part, or (2) if SVG or SVGL permit by license of otherwise any such foreign third party to use (other than as an end user of SSP Machines bought from SVGL), manufacture or sell SSP Machines or any other product that uses SSP Technology, or (3) if SVG or SVGL ceases to be a viable supplier, SEMATECH may, at its sole election and discretion, cancel this Agreement in its entirety and cancel any related agreement, activity or project. In this subpart
(3), "viable supplier" means a supplier which continues to research, develop, manufacture, offer for sale and support SSP Machines, all in a reasonably competitive manner.

In the event of such cancellation, SEMATECH will have all of the following rights, which rights are cumulative and are not mutually exclusive:

         (1) SEMATECH will not be liable for any cancellation or termination charges.

         (2) SVG will repay to SEMATECH within thirty (30) calendar days of demand all amounts SEMATECH has ever paid, after October 1, 1992, whether under this Agreement or any other agreement (including any stock warrants), to SVG or to SVGL. Any amount that is required to be repaid that is attributable to the period from October 1, 1992 through September 29, 1994 is limited to a maximum of $12 Million.

         (3) SVG and SVGL will be deemed to have granted to SEMATECH a non-exclusive, fully paid up, world-wide, unrestricted license to all intellectual property rights of any kind in any country of the world necessary or useful in the research, development, manufacture, sales, service and support of SSP Machines and SSP Technology, with the right of SEMATECH to sublicense these rights to any third party that is controlled by and substantially owned by U.S. citizens. These rights are to be construed in the broadest possible terms as to permit SEMATECH to enable a U.S. supplier to research, develop, manufacture, sell, service and support SSP Machines and other products using SSP Technology for the benefit of the U.S. semiconductor industry. These rights extend to: (1) all intellectual property rights regardless of whether they are owned by SVG, by SVGL or are licensed from third parties; (2) all materials, equipment, software, firmware and process technology contained in or used by SSP Machines or other products using SSP Technology; and (3) all manufacturing know- how, tools, equipment, test fixtures and software that are necessary or useful in the research, development, manufacture, sales, service, support and use of SSP Machines or other products using SSP Technology. for purposes of this paragraph (3) only, the definitions of "SSP Machine" and "products using SSP Technology" will be deemed to exclude any SSP Machine or product using "SSP Technology" having an exposing light source with a wavelength shorter than 193nm.

The provisions of this Section 7.5 will not apply to any transaction to which SEMATECH has given SVG its prior written approval.